United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2003

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Press Release dated October 23, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: October 23, 2003

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, October 23, 2003	New York Stock Exchange: MSK Bolsa Mexicana de Valores: MASECAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THIRD QUARTER 2003
(PESOS AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF SEPTEMBER 30, 2003)
RESULTS OF OPERATIONS

3Q03 vs. 3Q02

Net Sales
GIMSA's sales volume increased 1% as a result of higher bulk sales to packaged tortilla and tortilla chip producers and to supermarket in-store tortilla shops. To a lesser extent, higher volumes to DICONSA (the Mexican government's social welfare and distribution program) also contributed to this increase. Sales to packaged tortilla producers have improved due to increased consumption of their recently introduced warm tortillas.

The 7% increase in net sales reflected mainly higher corn flour prices in connection with a rise in corn costs. Greater volume also contributed to the increase in net sales, albeit to a lesser extent.

Cost of sales
Cost of sales as a percentage of net sales increased to 73.0% from 70.3% because GIMSA's price increases, made gradually in an effort to stimulate volume growth, did not fully reflect higher corn costs. In absolute terms, cost of sales increased 11%, mainly as a result of higher corn costs and, to a lesser extent, higher fuel, electricity, and additive costs.

Gross Profit
Gross profit fell 3% due to the cost increases mentioned above. Gross margins declined to 27.0% from 29.7%.

Selling, General, and Administrative Expenses (SG&A)
SG&A as a percentage of net sales dropped to 18.9% from 19.1% due to better expense absorption related to higher corn flour prices. In absolute terms, SG&A increased 6% resulting mostly from higher selling expenses due to improvements in the commercialization and customer-service infrastructure.

Operating Income
Operating income declined 19% to Ps 105 million, and operating margin fell to 8.1% from 10.6% because (1) higher corn costs were not fully reflected in the company's corn flour prices, and (2) GIMSA strengthened its commercialization and customer-service infrastructure. GIMSA has consistently improved margins throughout each quarter of 2003, however, and is planning to implement additional price increases, which should enable it to continue to improve margins.

Net Comprehensive Financing Cost

Items	3Q03	3Q02	Change	Comments
	Ps millions	Ps millions	Ps millions
Interest expense	2	2	-
Interest income	(14)	(17)	3	Lower interest rates
Foreign exchange loss (gain)	0	0	-
Monetary position loss (gain)	12	21	(9)	Lower inflation and lower net monetary asset position
Total	0	6	(6)

 Taxes and Employees' Profit Sharing
Provisions for income taxes and employees' profit sharing were Ps 4 million lower, totaling Ps 36 million. Provisions for income taxes declined in connection with lower pretax income. The effective tax rate was 33.0%.

Majority Net Income
Majority net income fell 15% to Ps 71 million, primarily because of the aforementioned increase in corn costs and efforts to strengthen the commercialization and customer-service infrastructure. Majority net income as a percentage of net sales decreased to 5.5% from 6.8%.

FINANCIAL POSITION

September 2003 vs. June 2003

On September 30, 2003, assets totaled Ps 6,889 million and remained flat compared to June 30, 2003. An increase in cash balances was offset by lower corn inventories. Property, plant, and equipment, net, also declined because depreciation exceeded capital expenditures.

Total liabilities on September 30, 2003, were Ps 1,276 million, 4% lower, due mostly to lower accounts payable to corn suppliers.

Stockholders' equity on September 30, 2003, was Ps 5,613 million, representing a 1% increase.

FINANCIAL RATIO

Operational Ratios

	3Q03	2Q03	3Q02
Accounts receivable outstanding (days to sales)	48	51	53
Inventory turnover (days to cost of sales)	91	104	79
Net working capital turnover (days to sales)	120	128	109
Asset turnover (total assets to sales)	1.3	1.4	1.4

Profitability Ratios

	3Q03%	2Q03%	3Q02%
ROA	3.5	3.7	6.3
ROE	4.3	4.5	7.8
ROIC	3.9	4.1	5.4

CONFERENCE CALL
The company will hold a conference call to discuss 3Q03 results on October 24, 2003, at 11:30 a.m. ET (10:30 a.m. Mexico and CT; 9:30 a.m. MT; 8:30 a.m. PT). From the U.S. or Canada please call (800) 915-4836; international or local callers dial (973) 317-5319. The conference call will also be web-cast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (800) 428-6051 or (973) 709-2089 and enter pass code 310491. For additional details, please visit the Investor Relations page of the website. The audio web-cast will be archived on the site.

Founded in 1949, GIMSA, S.A. de C.V., is the largest producer of corn flour in Mexico. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the MASECA® brand name. GIMSA owns 18 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products. In 2002, the company's market share was approximately 73% within the corn flour industry.

ACCOUNTING PROCEDURES
All figures have been restated in Mexican pesos of constant purchasing power as of September 30, 2003, and were prepared in accordance with Mexican Generally Accepted Accounting Principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V., AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF SEPTEMBER 30, 2003)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q03**	3Q02	VAR (%)	2Q03	VAR (%)	**2003**	2002	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	**350**	347	1	346	1	**1,035**	1,030	1
RETAIL	**53**	53	0	50	8	**153**	153	0
BULK	**297**	294	1	296	0	**882**	877	1
NET SALES	**1,300**	1,218	7	1,263	3	**3,780**	3,641	4
GROSS PROFIT	**351**	362	(3)	326	8	**962**	1,061	(9)
GROSS MARGIN (%)	**27.0%**	29.7%		25.8%		**25.4%**	29.1%	
OPERATING INCOME	**105**	129	(19)	88	19	**252**	378	(33)
OPERATING MARGIN (%)	**8.1%**	10.6%		7.0%		**6.7%**	10.4%	
COMPREHENSIVE FINANCING COST (INCOME)	**(0)**	6		(11)		**(9)**	21	
INTEREST EXPENSE	**2**	2		1		**5**	11	
INTEREST INCOME	**(14)**	(17)		(15)		**(48)**	(48)	
FOREIGN EXCHANGE LOSS (GAIN)	**0**	(0)		3		**3**	2	
MONETARY POSITION LOSS (GAIN)	**12**	21		(0)		**31**	56	
OTHER (INCOME) EXPENSE	**(4)**	(3)		(3)		**(5)**	2	
TAXES AND EMPLOYEES' PROFIT SHARING	**36**	40	(10)	33	11	**86**	28	210
NET INCOME	**73**	86	(15)	69	6	**180**	328	(45)
MAJORITY NET INCOME	**71**	83	(15)	66	7	**173**	321	(46)
EARNINGS PER SHARE[1]	**0.08**	0.09	(15)	0.07	7	**0.19**	0.35	(46)
EARNINGS PER ADR (US$)[2]	**0.11**	0.12	(15)	0.10	7	**0.26**	0.48	(46)
DEPRECIATION AND AMORTIZATION	**64**	66		64		**194**	199	
EBITDA[3]	**169**	195	(13)	152	11	**446**	577	(23)
CAPITAL EXPENDITURES	**29**	(0)		19		**60**	33	

BALANCE SHEET SUMMARY	**Sep-03**	Sep-02	VAR (%)	Jun-03	VAR (%)
CASH AND CASH EQUIVALENTS	**167**	148	13	57	194
TRADE ACCOUNTS RECEIVABLE	**700**	715	(2)	721	(3)
OTHER ACCOUNTS RECEIVABLE	**1,000**	831	20	926	8
INVENTORIES	**964**	748	29	1,083	(11)
CURRENT ASSETS	**2,870**	2,450	17	2,796	3
PROPERTY, PLANT, AND EQUIPMENT, NET	**3,872**	4,045	(4)	3,910	(1)
TOTAL ASSETS	**6,889**	6,878	0	6,882	0
SHORT-TERM DEBT	**0**	0	0	0	0
CURRENT LIABILITIES	**243**	286	(15)	293	(17)
LONG-TERM DEBT	**0**	0	0	0	0
TOTAL LIABILITIES	**1,276**	1,245	3	1,334	(4)
STOCKHOLDERS' EQUITY	**5,613**	5,634	(0)	5,547	1
MAJORITY STOCKHOLDERS' EQUITY	**5,280**	5,315	(1)	5,218	1
CURRENT ASSETS/CURRENT LIABILITIES	**11.82**	8.56		9.54	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.23**	0.22		0.24	
BOOK VALUE PER SHARE[1]	**5.75**	5.79		5.68	

[1] Based on 918,405,000 shares outstanding as of September 2003, September 2002, and June 2003.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps 11.01 per dollar as of September 30, 2003.

[3] EBITDA = operating income + depreciation and amortization.

CREDITS BREAKDOWN
(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS UNTIL 1 YEAR	DENOMINATED IN PESOS MORE THAN 1 YEAR	AMORTIZATION OF CREDITS IN NATIONAL ENTITIES CURRENT YEAR	NATIONAL UNTIL 1 YEAR	NATIONAL UNTIL 2 YEARS	NATIONAL UNTIL 3 YEARS	NATIONAL UNTIL 4 YEARS	NATIONAL UNTIL 5 YEARS	AMORTIZATION OF CREDITS IN FOREIGN ENTITIES CURRENT YEAR	FOREIGN UNTIL 1 YEAR	FOREIGN UNTIL 2 YEARS	FOREIGN UNTIL 3 YEARS	FOREIGN UNTIL 4 YEARS	FOREIGN UNTIL 5 YEARS
SUPPLIERS			88,293	-	-	27,133	-	-	-	-	-	-	-	-	-	-
OTHERS			-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**88,293**	**0**	**0**	**27,133**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			173,157	-	-	-	-	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**173,157**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**261,450**	**0**	**0**	**27,133**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

SELLS DISTRIBUTION BY PRODUCT
DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION VOLUME	TOTAL PRODUCTION AMOUNT	NET SALES VOLUME	NET SALES AMOUNT	MARKET SHARE (%)	MAIN TRADEMARKS	MAIN COSTUMERS
	-	-	-	-	-		TORTILLA SHOP
CORN FLOUR	688,309	1,855,786	685,523	2,457,730	75	MASECA	SUPER MARKET
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
TOTAL		1,855,786		2,457,730			

FOREIGN SELL

MAIN PRODUCT	NET SALES VOLUME	NET SALES AMOUNT	DESTINATION	MAIN TRADEMARKS	MAIN COSTUMERS
-	-	-	-	-	-
-	-	-	-	-	-
NO APPLICABLE	-	-			
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		-			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES PORTION	NUMBER OF SHARES PORTION	NUMBER OF SHARES MEXICAN	NUMBER OF SHARES SUBSCRIPTION	CAPITAL STOCK (Thousands of Pesos) FIXED	CAPITAL STOCK (Thousands of Pesos) VARIABLE
A			504,150,300		504,150,300		100,830	
B			414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

ADR'S: 15 ORDINARY SHARES TO 1 ADR'S